UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NETEGRITY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64110P107

(CUSIP Number)

Kenneth V. Handal, Esq.
Executive Vice President and General Counsel
One Computer Associates Plaza
Islandia, New York 11749
(631) 342-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64110P197

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Computer Associates International, Inc. 13-2857434

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,810,302*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,810,302*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 12.0%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Represents the aggregate number of shares of Netegrity common stock beneficially owned by the directors and certain other stockholders of Netegrity who entered into Stockholder Agreements dated October 6, 2004 with Computer Associates obligating the holder to vote such shares in favor of the proposed acquisition of Netegrity by Computer Associates and related matters. Computer Associates expressly disclaims beneficial ownership of any of the shares of Netegrity common stock subject to the Stockholder Agreements.

**                                  Based on 40,113,585 shares of Netegrity common stock, of which 38,473,706 shares were outstanding as of October 1, 2004, as represented by Netegrity in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below and 1,639,879 shares were beneficially owned by the Stockholders pursuant to stock options in respect of Netegrity common stock that were vested as of October 5, 2004 or will vest within 60 days of such date.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nova Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,810,302*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,810,302*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 12.0%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Represents the aggregate number of shares of Netegrity common stock beneficially owned by the directors and certain other stockholders of Netegrity who entered into Stockholder Agreements dated October 6, 2004 with Computer Associates obligating the holder to vote such shares in favor of the proposed acquisition of Netegrity by Computer Associates and related matters. Computer Associates expressly disclaims beneficial ownership of any of the shares of Netegrity common stock subject to the Stockholder Agreements.

**                                  Based on 40,113,585 shares of Netegrity common stock, of which 38,473,706 shares were outstanding as of October 1, 2004, as represented by Netegrity in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below and 1,639,879 shares were beneficially owned by the Stockholders pursuant to stock options in respect of Netegrity common stock that were vested as of October 5, 2004 or will vest within 60 days of such date.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Netegrity, Inc., a Delaware corporation (“Netegrity”).  The address of the principal executive offices of Netegrity is 201 Jones Road, Waltham, Massachusetts 02451.

Item 2.	Identity and Background

(a)           This statement is being filed jointly by Computer Associates International, Inc. (“Computer Associates”) and Nova Acquisition Corp. (“Merger Sub” and, together with Computer Associates, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is One Computer Associates Plaza, Islandia, New York 11749.

(c)           The primary business of Computer Associates is the design, marketing and licensing of computer software products.  Merger Sub is a wholly owned subsidiary of Computer Associates formed solely for the purpose of effecting the merger of itself with and into Netegrity.

(d)           During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Except for the Consent Judgment entered into by the United States District Court for the Eastern District of New York on September 28, 2004, which was entered as part of the settlement of the Department of Justice and Securities and Exchange Commission investigations disclosed in Computer Associates’ Current Report on Form 8-K filed on September 22, 2004, during the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the Reporting Persons, except as otherwise indicated on Schedule I, each of the individuals identified on Schedule I attached hereto is a citizen of the United States.
This Item 2 is qualified in its entirety by reference to Schedule I to this Schedule 13D, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger, dated as of October 6, 2004, a copy of which is filed herewith as Exhibit 1 (the “Merger Agreement”), by and among Computer Associates, Nova Acquisition Corp. and Netegrity, Computer Associates will acquire Netegrity by means of a merger of a wholly owned subsidiary of Computer Associates (“Merger Sub”) with and into Netegrity (the “Merger”).  As a result of the Merger, Netegrity would become a wholly owned subsidiary of Computer Associates.  As an inducement for Computer Associates to enter into the Merger and in consideration thereof, certain directors and other stockholders of Netegrity, as identified on Schedule II (collectively, the “Stockholders”), entered into identical Stockholder Agreements with Computer Associates, dated as of October 6, 2004, the form of which is filed herewith as Exhibit 2 and is more fully described in Item 6.   Computer Associates did not pay any additional consideration to the Stockholders in exchange for the Stockholder Agreements.

Pursuant to the Merger Agreement, Computer Associates will pay each Netegrity stockholder $10.75 per Share in cash, which, based on the 38,473,706 Shares outstanding as of October 1, 2004, as represented by Netegrity in the Merger Agreement, makes the total consideration payable to Netegrity shareholders approximately $430 million.  Computer Associates expects to fund such amount from its or its affiliates’ working capital.

References to, and descriptions of, the Merger, the Merger Agreement and the Stockholder Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1 to this Schedule 13D and the form of Stockholder Agreement filed herewith as Exhibit 2 to this Schedule 13D.  These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction

The Stockholder Agreements were an inducement to the Reporting Persons to enter into the Merger Agreement, and were entered into by the parties thereto in order to facilitate the consummation of the Merger.

Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) Merger Sub will merge with and into Netegrity; (ii) Netegrity will continue in existence as the surviving corporation in the Merger (the “Surviving Corporation”); (iii) the Surviving Corporation will be a wholly owned subsidiary of Computer Associates following the Merger; (iv) each Share of Netegrity (subject to certain conditions and exceptions set forth in the Merger Agreement) shall be converted into the right to receive $10.75 in cash without interest; (v) the directors of Merger Sub will become the directors of the Surviving Corporation; (vi) the Certificate of Incorporation of the Surviving Corporation shall be amended as provided in the Merger Agreement, and, as so amended, will be in effect until thereafter changed or amended; and (vii) the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

Upon consummation of the Merger, the Shares shall cease to be quoted on the Nasdaq National Market System and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Stockholder Agreements, the Reporting Persons may be deemed to be the beneficial owners of 4,810,302 Shares, representing an aggregate of 12% of Netegrity’s issued and outstanding Shares as of October 5, 2004 (giving effect to the issuance of shares of Netegrity common stock pursuant to options, rights or securities owned by any of the Stockholders that were vested as of October 5, 2004 or will vest within 60 days of such date).  Each of the Reporting Persons disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such Shares.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

(b)           The Reporting Persons may be deemed to share voting power with respect to the 4,810,302 Shares referenced in (a) above due to the Reporting Persons’ right under the Stockholder Agreements to direct the voting of such Shares with respect to the matters specified therein (and to vote such Shares in accordance with proxies contained therein).  However, neither of the Reporting Persons controls the voting of such Shares with respect to other matters, and neither of the Reporting Persons possesses any other rights as a Netegrity stockholder with respect to such Shares.

The Stockholder Agreements discussed below in Item 6 apply to any Shares of which any of the Stockholders or any of their Affiliates becomes the beneficial owner after the date of the Stockholder Agreements (by way of purchase or by means of the conversion, exercise or exchange, as the case may be, of any Netegrity stock options or any other options, rights or securities held by any Stockholder or any of its Affiliates in respect of Shares).

Information required by Item 2(a)-(c) with respect to each Stockholder who entered into a Stockholder Agreement with the Reporting Persons is set forth on Schedule II.  To the knowledge of the Reporting Persons, none of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.  To the knowledge of the Reporting Persons, each of the individuals listed on Schedule II is a citizen of the United States.

(c)           Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person or entity listed on Schedule I attached hereto, has effected any transactions in the Shares during the past 60 days.

(d)           To the knowledge of the Reporting Persons, except as otherwise indicated, no person other than the Stockholders identified on Schedule II has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Stockholder Agreements, the form of which is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stockholder Agreement, each of the Stockholders listed on Schedule II attached hereto (I) agreed not to, directly or indirectly (a) transfer, assign, sell, grant any option with respect to, pledge or otherwise dispose of or encumber (collectively, “Transfer”), or enter into any agreement, arrangement or understanding with respect to a Transfer of, any Shares or any interest therein or securities convertible thereinto, or any voting rights with respect thereto other than (i) pursuant to the Merger, (ii) to any Affiliate (as defined in the Stockholder Agreement) or family member of the Stockholder if such transferee executes a letter agreement substantially in the form of the Stockholder Agreement, or (iii) with Computer Associates’ prior written consent, (b) grant any proxies with respect to the Shares other than pursuant to the Stockholder Agreement or to Computer Associates or its designees, or (c) enter into any voting trust or other agreement with respect to the voting of any Shares other than as set forth in the Stockholder Agreement; (II) agreed to cause, at any meeting of the stockholders of Netegrity called to consider and vote to approve the Merger Agreement and the Merger or any Acquisition Proposal (as defined in the Merger Agreement), all of the Shares to be voted (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and (b) except with the express written consent of Computer Associates, against (i) any other Acquisition Proposal and (ii) any corporate action that the consummation of which would frustrate the purposes, or prevent or delay the consummation of the transactions contemplated by the Merger Agreement; and (III) appointed Computer Associates as the proxy of the Stockholder, with full power of substitution, to vote all of the Shares at any meeting of stockholders of Netegrity during the term of the Stockholder Agreement, called to consider and vote to approve the Merger Agreement, the Merger or any Acquisition Proposal.

The Stockholder Agreements also apply to any Shares of which any of the Stockholders or any of their Affiliates becomes the beneficial owner after the date of the Stockholder Agreements (by way of purchase or by means of the conversion, exercise or exchange, as the case may be, of any Netegrity stock options or any other options, rights or securities held by any Stockholder or any of its Affiliates in respect of Shares).

Additionally, each of the Stockholders listed on Schedule II attached hereto agreed to certain covenants regarding other Acquisition Proposals, including, among other things, (i) not to demand appraisal rights in respect of such Stockholder’s Shares and (ii) not to take any action that would constitute a breach of the no-solicitation provision in the Merger Agreement, in each case as more particularly set forth and described in the Form of Stockholder Agreement filed herewith as Exhibit 2 to this Schedule 13D.

The Stockholder Agreements will terminate upon the earlier of (i) the date on which the Merger Agreement is validly terminated pursuant to its terms and (ii) the consummation of the Merger.

Pursuant to the Merger Agreement, Netegrity agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other acquisition proposals, (ii) the approval, adoption and recommendation of the Merger Agreement (subject to certain exceptions specified in the Merger Agreement), and (iii) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit I hereto.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of Netegrity.

Item 7.	Material to Be Filed as Exhibits

1.             Agreement and Plan of Merger, dated as of October 6, 2004, among Computer Associates International, Inc., Nova Acquisition Corp. and Netegrity, Inc.  (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Netegrity, Inc., filed with the Securities and Exchange Commission on October 6, 2004).

2.             Form of Stockholder Agreement, between Computer Associates International, Inc. and stockholder of Netegrity, Inc. named therein (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K of Computer Associates International, Inc., filed with the Securities and Exchange Commission on October 12, 2004).

3. Joint Filing Agreement, dated October 15, 2004, by and between Computer Associates International, Inc. and Nova Acquisition Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2004

Computer Associates International, Inc.

	By:	/s/ Douglas E. Robinson
		Name:	Douglas E. Robinson
		Title:	Senior Vice President and Corporate Controller

Nova Acquisition Corp.

	By:	/s/ Douglas E. Robinson
		Name:	Douglas E. Robinson
		Title:	Director and Treasurer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule I
Directors and Executive Officers of the Reporting Persons

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Computer Associates International, Inc. is set forth below.  Except as otherwise indicated below, the business address of each executive officer and director is c/o Computer Associate International, Inc., One Computer Associates Plaza, Islandia, New York 11749.

Directors	Title and/or Principal Occupation
Russell M. Artzt	Executive Vice President, Computer Associates International, Inc.
Kenneth D. Cron	Interim Chief Executive Officer, Computer Associates International, Inc.
The Honorable Alfonse M. D’Amato	Managing Director, Park Strategies LLC (consulting and lobbyist firm), 101 Park Avenue, Suite 2506, New York, NY 10178
Gary J. Fernandes	Former Vice Chairman, EDS
Robert E. La Blanc	Founder and President, Robert E. La Blanc Associates, Inc. (investment banking and consulting firm), 323 Highland Avenue, Ridgewood, New Jersey 07450
Jay W. Lorsch	Louis Kirstein Professor of Human Relations, Harvard Business School
Lewis S. Ranieri	Chairman, Computer Associates International, Inc.
Walter P. Schuetze	Former Chief Accountant, Securities and Exchange Commission
Laura S. Unger	Former Commissioner, Securities and Exchange Commission

Executive Officers	Title
Kenneth D. Cron	Interim Chief Executive Officer of Computer Associates International, Inc.
Russell M. Artzt	Executive Vice President of Computer Associates International, Inc.
Mark J. Barrenechea	Executive Vice President of Product Development of Computer Associates International, Inc.
Jeff Clarke	Chief Operating Officer and Chief Financial Officer of Computer Associates International, Inc.
Gregory W. Corgan	Executive Vice President of Worldwide Sales of Computer Associates International, Inc.
Yogesh Gupta	Chief Technology Officer of Computer Associates International, Inc.

Kenneth V. Handal	Executive Vice President and General Counsel of Computer Associates International, Inc.
Robert B. Lamm	Senior Vice President, Corporate Governance and Secretary of Computer Associates International, Inc.
Una O’Neill*	Senior Vice President of CA Technology Services of Computer Associates International, Inc.
Gary Quinn	Executive Vice President of Partner Advocacy of Computer Associates International, Inc.
Doug Robinson	Senior Vice President and Corporate Controller of Computer Associates International, Inc.
Robert Cirabisi	Chief Accounting Officer of Computer Associates International, Inc.

* Citizen of the Republic of Ireland.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nova Acquisition Corp. is set forth below.  Except as otherwise indicated below, the business address of each executive officer and director is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11749.

Name	Title and/or Principal Occupation
Jeff Clarke	Director and President of Nova Acquisition Corp.; Chief Operating Officer and Chief Financial Officer of Computer Associates International, Inc.
Robert B. Lamm	Director, Vice President and Secretary of Nova Acquisition Corp.; Senior Vice President, Corporate Governance and Secretary of Computer Associates International, Inc.
Doug Robinson	Director and Treasurer of Nova Acquisition Corp.; Senior Vice President and Corporate Controller of Computer Associates International, Inc.

Schedule II
Parties to Stockholder Agreements with the Reporting Persons

The following table sets forth the name of each Stockholder of Netegrity that has entered into a Stockholder Agreement (a copy of the form of which is attached hereto as Exhibit 2) with Computer Associates and Merger Sub in connection with the Merger Agreement, and, as of October 5, 2004, (i) the number of shares of Netegrity common stock, par value $0.01 per share (each a “Share”), owned by such Stockholder and (ii) the number of other Shares beneficially owned (determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934) by such Stockholder by way of Netegrity stock options or any other options, rights or securities convertible into, or exercisable or exchangeable for, Shares held by such Stockholder or any of its Affiliates (“Other Shares”).  Except as otherwise indicated below, the business address of each Stockholder set forth in Schedule II hereto is: c/o Netegrity, Inc., 201 Jones Road, Waltham, Massachusetts 02451.

Stockholder, Principal Occupation and Business Address	Number of Shares owned as of 10/5/04	Number of Other Shares beneficially owned as of 10/5/04
William C. Bartow, Vice President of Engineering of Netegrity, Inc.	-0-	219,375
Barry N. Bycoff, Chairman, President & CEO of Netegrity, Inc.	385,250	1,105,931
Stephanie Feraday, Vice President of Marketing of Netegrity, Inc.	-0-	88,100
Eric Giler, Director of Netegrity, Inc.; Director and President, Brooktrout, Inc. (supplier of hardware and software platforms), 250 First Avenue, Needham, MA 02494	-0-	44,563
Lawrence D. Lenihan, Jr., Director of Netegrity, Inc.; Managing General Partner and Co-Head, Pequot Capital Management, Inc. (private equity and venture capital firm), 500 Nyala Farm Road, Westport, CT 06880.	39,625	5,250
Ronald T. Maheu, Director of Netegrity, Inc.; former senior partner, PricewaterhouseCoopers LLP	-0-	9,000
Pequot Private Equity Fund, L.P., c/o Pequot Capital Management, Inc. (private equity fund), 500 Nyala Farm Road, Westport, CT 06880. Pequot Private Equity Fund, L.P. is a Delaware limited partnership.	2,353,235	-0-
Pequot Offshore Private Equity Fund, Inc., c/o Pequot Capital Management, Inc. (private equity fund), 500 Nyala Farm Road, Westport, CT 06880. Pequot Offshore Private Equity Fund, Inc. is a British Virgin Islands corporation.	297,945	-0-
Regina O. Sommer, Chief Financial Officer of Netegrity, Inc.	35,000	134,062
Ralph B. Wagner, Director of Netegrity, Inc.; Principal, Walnut Venture Associates (venture capital association)	59,368	33,598